Exhibit I Required by Item 8 of Schedule 13G

            Identification and Classification of Members of the Group

             Natexis Banques Populaires S.A. is a French societe anonyme with a registered office located at 45, rue Saint-Dominique, 75007, Paris, France. It is registered with the Paris Trade and Companies Register (Registre du Commerce et des Societes de Paris) under number 542 044 524 and is 74.36% controlled by the Banque Federale des Banques Populaires S.A.

             Banque Federale des Banques Populaires S.A. is a French societe anonyme with a registered office located at 5, rue Le Blanc, 75015 Paris, France. It is registered with the Paris Trade and Companies Register (Registre du Commerce et des Societes de Paris) under number 552 028 839 and is the lead bank of the Banques Populaires Group.